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Exhibit (a)(1)(L)

TO:	ExecDirs,VPs&Up
FROM:	Heath Schiesser
DATE:	August 17, 2009
RE:	WellCare Stock Option Exchange Program Launch

Communication regarding the launch of the WellCare Stock Option Exchange Program was distributed to eligible associates this afternoon.  This program is a one-time voluntary opportunity to exchange eligible outstanding stock options with exercise prices significantly higher than the current market price of our common stock for a lesser amount of restricted stock units (the “Exchange Offer”).  As part of the communication, eligible associates received instructions on how to access the WellCare Stock Option Exchange Program website and obtain related informational documents to assist them should they decide to participate.

No one from WellCare, including management, is authorized to provide advice, recommendations or additional information regarding participation in the program.  Associates have been advised to consult their own outside tax, financial and legal advisors regarding participation in the Exchange Offer.

We have partnered with BNY Mellon Shareowner Services (“BNY Mellon”) to help administer the WellCare Stock Option Exchange Program.  They will be responsible for the day-to-day management of the Exchange Offer, including the Exchange Offer website, customer service telephone lines and various communications regarding participation in the Exchange Offer.  If you or any of your management team is approached by eligible associates with questions about the program, please direct associates to review the information they were provided and to contact BNY Mellon with any questions.

If associates have questions regarding eligibility in the program, they may contact Bethany Murphy-Casula in Compensation at extension 3264 or Michael Haber in Legal at extension 1490.

Thank you.